Filed by United Technologies Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Raytheon Company
Commission File No. 001-13699
Date:  September 19, 2019

                     Merger of United Technologies Aerospace Businesses and Raytheon      United Technologies Investor PresentationSeptember 2019

 Note: All results and expectations in this presentation reflect continuing operations unless otherwise noted. Cautionary Statement Regarding Forward-Looking Statements:This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company’s (“Raytheon”) and United Technologies Corporation’s (“UTC”) respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the Rockwell Collins acquisition, the proposed merger or the spin-offs by UTC of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which UTC and Raytheon operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the combined company of its common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of UTC’s and/or Raytheon’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of UTC’s shareowners and Raytheon’s stockholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the UTC shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of UTC’s and Raytheon’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including UTC’s integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon, UTC, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to UTC and UTC’s shareowners, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed UTC’s estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon and UTC and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on UTC’s resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the joint proxy statement/prospectus (defined below) and the reports of UTC and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.   1

 Important Information about the Proposed Transaction  Additional Information and Where to Find ItIn connection with the proposed merger, on September 4, 2019, UTC filed with the SEC an amendment to the registration statement on Form S-4 originally filed on July 17, 2019, which includes a joint proxy statement of UTC and Raytheon that also constitutes a prospectus of UTC (the “joint proxy statement/prospectus”). The registration statement was declared effective by the SEC on September 9, 2019, and UTC and Raytheon commenced mailing the joint proxy statement/prospectus to shareowners of UTC and stockholders of Raytheon on or about September 10, 2019. Each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of UTC will file registration statements on Form 10 or Form S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from UTC or Raytheon. The documents filed by UTC with the SEC may be obtained free of charge at UTC’s website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from UTC by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon with the SEC may be obtained free of charge at Raytheon’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.Participants in the SolicitationUTC and Raytheon and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about UTC’s directors and executive officers is available in UTC’s proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Information about Raytheon’s directors and executive officers is available in Raytheon’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should carefully read the joint proxy statement/prospectus before making any voting or investment decisions. You may obtain free copies of these documents from UTC or Raytheon as indicated above.No Offer or SolicitationThis communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.  2

 Section I: The Merger of United TechnologiesAerospace Businesses and Raytheon

Merger of United Technologies Aerospace Businesses & Raytheon

United Technologies

Collins Aerospace — A United Technologies Company | **Pratt & Whitney** — A United Technologies Company

Leader in aircraft engines and aerospace systems for commercial and defense customers

Raytheon

Leader in defense electronics, mission systems, C5I™ products and services, sensing, effects and mission support

Industry Leading A&D Provider of High Technology Systems and Products with Diversification Across Commercial Aerospace and Defense

~$74B Sales[1,2]	**~$13.5B** EBITDA[1,3]
'A' category Target Credit Rating	**~$18 – $20B** 3-Yr Return of Capital[4]

Leading diversified A&D company with enhanced technological capabilities, financial strength, robust cash generation and flexibility to address full range of customer priorities

1. Pro forma 2019 estimates based on current outlook provided by each company; excludes Otis and Carrier.
2. Net of intercompany eliminations.
3. Excludes non-operating pension income/(expense).
4. Expected cumulative sum of share repurchase and dividends in first 36 months following close.

4

Transformation into Leading A&D Systems Provider

	Acquisition of GOODRICH	Sale of SIKORSKY	Acquisition of Rockwell Collins	Pending Three-Way Separation United Technologies / OTIS / Carrier	Special Meeting Scheduled Raytheon
	EV: ~$18B	EV: ~$9B	EV: ~$31B	EV: ~$132B	EV: ~$56B
	21-Sep-2011	20-Jul-2015	04-Sep-2017	26-Nov-2018	9-Jun-2019
	2011	2015	2017	2018	2019
UTC A&D PF Revenue[1]	~$34B	~$27B	~$38B	~$43B	~$74B
UTC Revenue % A&D[1]	~53%	~50%	~58%	100%	100%
Run-Rate Cost Synergies[2]	~$600M+	N/A	$600M+	N/A	$1,000M+
Rationale	• *Complementary products/systems across the airframe* • *Substantial financial synergies*	• *Reduce platform-specific A&D exposure* • *Increase focus on providing high-technology systems*	• *Added world-class electronics and software capabilities* • *Substantial financial synergies*	• *Create focused A&D and commercial platforms* • *Positioned to serve high-growth areas of commercial aerospace and defense industries*	• *Create leading A&D systems provider– scale, breadth and innovation* • *Increase high-tech systems focus* • *Material synergy potential*

Merger with Raytheon is the capstone in our long term strategy to be a leading A&D systems provider

For more information, see the joint proxy statement/prospectus on Form 424B3, filed with the SEC on September 10, 2019.
Note: Dates reflect transaction announcement.
[1] Pro Forma Aero revenue includes UTAS/Collins Aerospace and Pratt & Whitney. Net of intercompany eliminations.
[2] Reflects gross run-rate cost synergies. Goodrich reflects realized cost synergies. Collins and Raytheon reflect latest expectations for cost synergies. Raytheon estimated net run-rate cost synergies is $500M+.

5

Merger Overview

Special Meeting	• UTC shareowners are being asked to approve at the 11 October Special Meeting, by a majority of votes cast, a share issuance proposal in support of the merger and authorize adjournment of the special meeting, if necessary and appropriate, to solicit additional proxies
Transaction Structure	• All-stock merger of equals following the separation of Otis and Carrier by United Technologies; expected tax-free transaction for U.S. federal income tax purposes • Raytheon shareowners will receive 2.3348 shares in Raytheon Technologies Corporation for each share of Raytheon • United Technologies shareowners to own ~57% and Raytheon shareowners to own ~43% of combined company • Net debt for the combined company at closing expected to be ~$26B with United Technologies expected to contribute ~$24B
Company Name & Headquarters	• Combined company to be renamed Raytheon Technologies Corporation • NYSE listing with ticker RTX • Headquartered in greater Boston metro area
Leadership & Governance	• Executive Chairman: Tom Kennedy for two years following completion of merger • Chief Executive Officer: Greg Hayes; Hayes assumes Chairman and CEO role two years following completion of merger • Independent Lead Director: Robust independent Lead Director role to be held initially by legacy Raytheon director • Board of Directors: 15 total directors; 8 from United Technologies and 7 from Raytheon
Financials & Synergies	• Double-digit free cash flow growth with expectation of ~$8B in pro forma free cash flow by 2021[1] • ~$1B+ in gross annual cost synergies by year 4 • Strong balance sheet, expect to return ~$18 – $20B of capital to shareowners in first 36 months following completion of merger[2]
Timing & Closing Requirements	• Transaction unanimously approved by United Technologies and Raytheon Boards of Directors • Expected closing in 1H 2020 (following separation of Otis and Carrier from United Technologies) • Subject to customary conditions, including regulatory approvals and approvals of United Technologies and Raytheon shareowners[3]

1. For more information, see Pro Forma Free Cash Flow Definition Reconciliation in the Appendix.
2. Expected cumulative sum of share repurchase and dividends in first 36 months following completion of merger.
3. United Technologies and Raytheon merger of equals conditioned on separation of Otis and Carrier businesses.

6

Merger is Culmination of Board's Long-Term Portfolio Strategy

Board Undertook Comprehensive Review of the Merits of the Transaction and Oversaw Robust Negotiation Process

2012-2017	• Board led the strategic transformation of UTC, including through the Goodrich, Sikorsky and Rockwell Collins transactions
During 2018	• Post-announcement of agreement to acquire Rockwell Collins, UTC Board conducts evaluation of portfolio alternatives, including potential strategic transactions
Mid-2018	• Initial outreach from Raytheon to UTC • Preliminary discussions between UTC and Raytheon
Sep-2018	• UTC Board evaluates options including separation of portfolio and other possible transactions with a range of possible parties, including Raytheon
Nov-2018	• UTC Board approves the separation of Otis and Carrier • UTC completes acquisition of Rockwell Collins
Dec-2018/ May-2019	• UTC and Raytheon due diligence, synergy, and other meetings among management and advisors • Negotiation of ownership split and governance • Board focus and negotiations around leadership and succession planning • Multiple Board meetings to review the transaction
Jun-2019	• UTC Board unanimously approves the merger and the transaction is announced

Source: Form 424B3, filed with the SEC on September 10, 2019.
1. See "Background of the Merger" section of the joint proxy statement/prospectus for a detailed description of the merger process and timeline.

7

 Strategic Rationale of Merger                  8    Creates a premier systems provider positioned to define the future of A&D    Highly complementary technology offerings and world-class engineering teams     Balanced and diversified A&D portfolio that is resilient across business cycles     Ability to deliver enhanced value to customers through cost-effective solutions    $1B+ gross cost synergies with additional technology-driven revenue synergies     Attractive financial profile with strong cash flow generation and balance sheet

Benefits for Shareowners

Scope & Stability	• Balanced and diversified A&D company with ability to invest through business cycles • Platform-agnostic systems provider, less reliant on any individual programs or customers • Significantly increased addressable market for combined company
Attractive Financial Profile	• Technology sharing offers significant growth opportunities • Significant annual cost synergies with minimal integration risk • Earnings growth and margin expansion opportunity through reduced costs
Balance Sheet Strength	• Strong balance sheet and credit rating profile with robust cash flow generation • Flexibility to increase return of capital alongside growth-focused investments
Management & Governance	• Strong cultural fit and DNA of innovation and customer focus at both companies • Experienced management team with proven track record of integration • Unique perspectives and complementary capabilities from both companies' Boards

9

Combination Benefits All Stakeholders

Customers

- Greater capabilities and financial resources to address customer priorities
- Shared R&D and enhanced technology content delivers increased value
- Expect ~$500M of cost synergy savings to be returned to customers

Employees

- Stronger combined company with greater R&D and focus on high-growth markets
- More opportunities to build a career within the A&D industry
- Strong commitment to lifelong learning and development

Industry

- Combined innovation teams to surpass current state of the art
- Improved positioning to address emerging industry requirements
- Technology combination expands opportunities across the supply chain

Communities

- Combined company to see enhanced long-term growth opportunities
- Continued presence in existing locations
- Commitment to ongoing investment in local communities

10

   Taxes ($0.05)Shares ($0.05)Minority ($0.04)Other ($0.01)  GREGORY J. HAYESCEOFormer Chairman & CEO, United Technologies   THOMAS A. KENNEDYExecutive ChairmanFormer Chairman & CEO, Raytheon  ELLEN. M. PAWLIKOWSKIRetired U.S. Air Force General   TRACY A. ATKINSONExecutive Vice President and Chief Administrative Officer, State Street Corporation   DENISE RAMOSRetired Chief Executive Officer, ITT   JAMES A. WINNEFELD, JR.Retired U.S. Navy AdmiralRetired Vice Chairman, Joint Chiefs of Staff  MARSHALL O. LARSENRetired Chairman, President & CEO, Goodrich Corporation  ELLEN J. KULLMANRetired Chair & CEO, DuPont  LLOYD J. AUSTIN IIIGeneral, U.S. Army (Ret.) and Former Cmdr. U.S. CENTCOM  MEGHAN L. O'SULLIVANProfessor, Harvard University Kennedy School  DINESH C. PALIWALPresident & CEO, Harman International Industries Former President, ABB Ltd.  GEORGE R. OLIVERChairman & CEO, Johnson Controls InternationalFormer CEO, Tyco International  BRIAN C. ROGERSRetired Non-Executive Chairman, T. Rowe Price Group, Inc.    Expected Raytheon Technologies Board of Directors  Independence  87%Independent  Diverse, Independent Board  Raytheon Technologies Board of Directors  FREDRIC G. REYNOLDSRetired Executive Vice President & CFO, CBS Corporation  ROBERT O. WORKRetired Deputy Secretary of DefenseFormer CEO, Center for New American Security   Diversity  47%Women and people of color    = Legacy United Technologies Director    = Legacy Raytheon Director  Board of Directors will have the mix of skills, expertise and independence to enable effective oversight of RTX  11

 Taxes ($0.05)Shares ($0.05)Minority ($0.04)Other ($0.01)       Experienced management teams with proven track record of integration paired with unique and complementary capabilities from both companies’ Boards will create a dynamic and shareowner-friendly governance structure at Raytheon Technologies  Balanced leadership structureExecutive Chairman: Tom Kennedy for two years following completion of mergerChief Executive Officer: Greg Hayes; adds Chairman role two years following completion of mergerRobust Lead Independent Director role (individual to come from Raytheon)Independent and diverse Board of Directors13/15 directors are independent7/15 directors are women and people of colorEstablished board committees: Audit Committee, Compensation Committee, Governance and Public Policy Committee, Finance Committee, Special Activities CommitteeShareowner ability to call special meetings Shareowner ability to act by written consent Proxy access (3%/3 year threshold)    Raytheon Technologies Governance Practices   12  Raytheon Technologies’ Strong Governance Framework

 Section II: Technology Sharing and Cost Synergies Position Raytheon Technologies to Deliver Long-Term Shareowner Value

 History of World-Class Technology & Innovation                                  Pioneered the radial air-cooled engine design enabling unprecedented power-to-weight ratio    Produced the first sea going microwave surface search radar for Navy ships  First missile-mounted guidance system capable of intercepting moving objects    Patriot achieves first- ever ballistic missile intercept in combat during Desert Storm    Launched ARPANET, precursor to the Internet; first email system  Raytheon VIIRS technology produces highest resolution composite Earth image  Standard Missile-3 intercepts a failed satellite in space  Raytheon receives the 10 millionth U.S. Patent in history    First 10,000 lbf thrust engine in the US; powered the B-52    World’s first GPS satellite signal received    First global aviation data communications network    First photo ever transmitted via satellite    Developed J58 for SR-71; a world speed record holder    V2500 selected to power A320 family    First airborne radio on Goodyear airship Enterprise    Named “Innovator of the Year” for introducing touch screen flight displays    P&W develops theGeared Turbofan                1920  1940  1960  1980  2000  2020                                                          First Raytheon product: gaseous (helium) rectifier for electron tubes          First working laser      Source: NASA    Raytheon engineer Percy Spencer invents the microwave oven          Raytheon technology contributes to Apollo 11 moon mission success          14

 Existing Capabilities Are Highly Complementary        Commercial Propulsion Systems  Power Generation  Avionics  Resilient Positioning, Navigation, Timing (PNT) & Communications  Electro-Optical Intelligence, Surveillance & Reconnaissance (ISR)  Missiles and Air & MissileDefense  System-of-Systems Integration  Radar, Sensors & Electronic Warfare  Air Traffic Management  Cyber Protection  Autonomy, Artificial Intelligence (AI) & Machine Learning  Representative capabilities brought to combination  Military Propulsion Systems                        Commercial Aerospace  Defense        15

R&D Investment Supports Future Revenue Synergies

Raytheon Technologies[1]	2019 R&D[2]	R&D Centers of Excellence	Engineers	Patents
	~$8B	7	~60,000	~38,000

Hypersonics / Future Missile Systems



Directed Energy Weapons



ISR in Contested Environments



Cyber Protection for Connected Aircraft



Next Generation Connected Airspace



Advanced Analytics & AI for Aviation


FULL FLIGHT DATA

■ Defense priority

■ Commercial aerospace priority

Industry-leading innovation | **Focused on customer priorities and cost reduction** | **Enhanced customer solutions**

1. Pro forma 2019 estimates, excludes Otis and Carrier.
2. R&D estimate includes company and customer funded R&D.

16

R&D Synergy Areas Aligned with Customer Needs

Defense priority areas

		United Technologies Competency	+	Raytheon Competency	=	Raytheon Technologies Customer Solution
Hypersonics/ Future Missile Systems		• High-temperature materials • Thermal and signature management • Advanced propulsion		• Vehicle integration expertise • Seekers and payloads • Advanced guidance and control		*Advanced high speed missiles and hypersonic weapons addressing survivability needs in highly contested environments*
Directed Energy Weapons		• Compact, efficient power generation • Advanced thermal management • Optical beam delivery		• High-power microwave emitters • High-energy laser emitters • Weapon system integration		*Accelerated development and fielding of directed energy weapons to counter emerging threats*
ISR in Contested Environments		• Advanced electro-optical payloads • Software-defined communications • Position, navigation, and timing (PNT)		• Radio frequency (RF) payloads • Acoustics and communications • Multi-sensor fusion/systems integration		*Persistent, resilient ISR capability across space, air, land and maritime domains*

Technology combination addresses highest priority Defense customer requirements

17

R&D Synergy Areas Aligned with Customer Needs

Commercial aerospace priority areas

		United Technologies Competency	+	Raytheon Competency	=	Raytheon Technologies Customer Solution
Cyber Protection for Connected Aircraft		• Aircraft networks and RF systems • Information management systems • System architecture and certification		• Detection, processing and response • Threat intelligence analysis • Cyber resiliency testing		*Cyber solutions for airlines and OEMs offering secure connectivity to enable proactive health monitoring and optimized performance*
Next Generation Connected Airspace		• Future airspace flight deck technology • On-board autonomy systems • Air-to-ground comms infrastructure		• Air traffic control automation • Surveillance radars • System integration expertise		*Next generation national airspace system with improved capacity, efficiency, and safety*
Advanced Analytics & AI for Aviation		• Very large installed base • Full flight/environmental data • Prognostics/health monitoring		• Advanced data analytics • AI and machine learning • Pattern recognition		*Application of AI-based data analytics and machine learning techniques to optimize the manufacturing, maintenance, and fleet operation of commercial aircraft*

Combined capabilities support optimization of increasingly connected and intelligent commercial aerospace systems

18

Value Creation Through Cost Synergies



$350-$400M
$600M+
Announced
Realized
GOODRICH
$500M
$600M+
Announced
Revised Estimate
Rockwell Collins
Gross:
~$1B+ pre-tax cost synergies[1]
Net:
$500M+
United Technologies
+
Raytheon

Track record of synergy realization; $1B+ in gross annual cost synergies, with additional revenue synergies realized through key technologies and capabilities

1. Approximately $600M net one-time cost, subject to USG recoverability, to achieve $500M+ in net annual cost synergies.

19

Robust Cash Flow Generation

Accelerating Free Cash Flow[1]

Double-digit free cash flow growth driven by:

Organic growth

Working capital efficiencies

CAPEX investment cycle moderation

Cost synergies



United Technologies
Raytheon
~$3B
~$3B
~$6B
~$8B[2]
2019E
2019E
Pro forma 2019E
Pro forma 2021E

Capital Deployment Strategy

- **Balance Sheet:** Expected net debt of ~$26B
- **Credit Rating:** Target 'A' category credit rating
- **Investment:** Flexibility to invest in R&D and CAPEX through cycles to sustain innovation and growth
- **Share repurchase & dividends:** Expect to return ~$18 – $20B of capital to shareowners in first 36 months following completion of the merger
- **M&A:** Small scale – in the core and for the right value

Strong free cash flow growth supports investment and return of ~$18 – $20B in capital to shareowners through share repurchase and dividends in first 36 months following close

1. Excludes Otis and Carrier and one-time costs associated with United Technologies portfolio separation. 2019 pro forma excludes synergies and transaction related items.
2. For more information, see Pro Forma Free Cash Flow Definition Reconciliation in the Appendix.

20

Merger Creates Significant Value for UTC Shareowners

EPS Accretion...

Immediately accretive

20 – 30 cents

Adjusted EPS* accretion in 2021[1]

...with Strong Synergy Upside...

~$1B in gross cost synergies by year 4; <u>incremental $0.1B-$0.2B of corporate cost avoidance</u> related to the separation

<u>Gross Cost Savings[2]</u>



Gross:
~$1B
Net:
~$0.5B
Significant Additional Revenue Synergy Opportunities
$150M
IT and Other SG&A
$175M
Facilities Consolidation
$325M
Corporate
$350M
Supply Chain & Procurement
Run-Rate Synergies

...and Compelling Capital Return to Shareowners

~$18B-$20B
Return of capital to shareowners over 3 years

<u>Return of Capital to Shareowners</u>



$18B-$20B
$4B-$5B
3 Years
UTC Aero Standalone
Pro Forma RTX

The Merger provides unique technology sharing opportunities paired with attractive cost synergies and capital returns, which will create significant value for UTC shareowners

*See Appendix for additional information regarding this non-GAAP financial measure.
For more information, see the joint proxy statement/prospectus on Form 424B3, filed with the SEC on September 10, 2019.
[1] Assumes mid-year 2020 close.
[2] Approximately $600M net one-time cost, subject to USG recoverability to achieve $500M+ in net annual cost synergies.

21

 Appendix

 Taxes ($0.05)Shares ($0.05)Minority ($0.04)Other ($0.01)  GREGORY J. HAYESChairman & CEODirector Since: 2014Committees: Finance, Executive (Chair)  ELLEN J. KULLMANIndependent Lead DirectorRetired Chair & CEO, DuPontDirector Since: 2011Committees: Compensation, Finance, Executive  MEGHAN L. O'SULLIVANProfessor, Harvard University Kennedy SchoolDirector Since: 2017Committees: Audit, Governance & Public Policy  LLOYD J. AUSTIN IIIGeneral, U.S. Army (Ret.) and Former Cmdr. U.S. CENTCOMDirector Since: 2016Committees: Audit, Governance & Public Policy  DENISE RAMOSRetired Chief Executive Officer, ITT Director Since: 2018Committees: Audit, Compensation  BRIAN C. ROGERSRetired Non-Executive Chairman, T. Rowe Price Group, Inc.Director Since: 2016Committees: Compensation, Governance & Public Policy (Chair)  JEAN-PIERRE GARNIERChairman, Idorsia PharmaceuticalsDirector Since: 1997Committees: Compensation (Chair), Governance & Public Policy, Executive   JOHN V. FARACIRetired Chairman & CEO, International PaperDirector Since: 2005Committees: Compensation, Finance (Chair), Executive  DIANE M. BRYANTFormer COO, Google CloudDirector Since: 2017Committees: Audit, Finance  CHRISTOPHER KEARNEYRetired Chair, CEO & President SPX FLOWDirector Since: 2018Committees: Audit, Finance  HAROLD W. MCGRAW IIIChairman Emeritus, S&P Global Inc.Director Since: 2003Committees: Compensation, Governance & Public Policy  MARSHALL O. LARSENRetired Chairman, President & CEO, Goodrich CorporationDirector Since: 2012Committees: Governance & Public Policy, Finance   FREDRIC G. REYNOLDSRetired Executive Vice President & CFO, CBS CorporationDirector Since: 2016Committees: Audit (Chair), Finance     UTC Board of Directors    Diversity  38%Women and people of color  Average Tenure:6 years  Director Tenure  5 independent directors retired since 201675% of independent directors have served <9 years7 new independent directors since 2016    Deep, Relevant Expertise   Senior Leadership  Knowledge of Company/Industry  Financial  Risk Management/Oversight  International  Technology and Innovation  Government  Over the past 10 years, UTC directors have overseen significant M&A transactions representing +$225B of enterprise value  Diverse, Refreshed Board  United Technologies’ Current Board of Directors    = Will serve on Raytheon Technologies Board of Directors   23

United Technologies' Engaged and Knowledgeable Board

The Board's depth of industry expertise and significant experience in executing strategic transactions enables effective oversight of UTC's actions in a variety of areas, including:

Strategy Review (2-day offsite)

Digital Strategy

Major Investments Review

Enterprise Risk Management

Product & IT Systems Cybersecurity

Product Safety

EH&S

Government Relations

Investor Relations

Governance

Corporate Social Responsibility

Diversity/Inclusion

Board Best Practices

- ✓ 3-year meeting calendar enables ~100% attendance
- ✓ Non-concurrent committee meetings avoid conflicts
- ✓ Independent directors hold private session chaired by independent Lead Director at each meeting

Additional Information Sources

- ✓ "Breakfast with Management"
- ✓ Facility/site visits
- ✓ CEO update letters (bi-weekly)
- ✓ Group trainings
- ✓ 1-on-1 briefings
- ✓ Outside experts

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 Directly link pay to performance and shareowner returns 95%+ say-on-pay support since 2016Rigorous performance-based program – LTI changed to 50% SARs/50% PSUs in 2019; removed RSUs from annual LTI awardsAnnual bonus funding formula for business unit executives based solely on business unit performance Median compensation targets in placeDouble-trigger CIC severance benefitsRigorous stock ownership guidelines for director and senior managementCompensation clawback policy for NEOsNo repricing of optionsNo cash buyouts of underwater stock options or SARsRetains an independent compensation consultant  Taxes ($0.05)Shares ($0.05)Minority ($0.04)Other ($0.01)       Committed to strong corporate governance practices, which the Board believes are critical to creatinglong-term shareowner value and ensuring management accountability    12 of 13 directors are independentActive Board refreshment – 7 new independent directors since 2016Diverse Board Robust independent Lead Director roleStrong Board risk oversight structure, including review of cybersecurity risks Shareowner ability to call special meetings threshold reduced to 15%, from 25%Annual self-evaluation of individual directors CEO succession planning & management developmentShareowner ability to act by written consent Proxy access (3%/3 year threshold)Active and ongoing shareowner engagementAnnual election of all directors       Board Governance  Compensation Governance  25  United Technologies’ Existing Strong Governance Practices

Separation and Merger Create Three Industry-Leading Companies

	United Technologies (Collins Aerospace, Pratt & Whitney) + Raytheon	Carrier	OTIS
	Leader in aircraft engines and aerospace systems for commercial and defense customers + *Leader in defense electronics, mission systems, C5I™ products and services, sensing, effects and mission support*	*Global provider of HVAC, refrigeration, building automation, fire safety and security products*	*World's leading manufacturer and service provider of elevators, escalators and moving walkways*
2018 Sales	~$70B[1,2]	$19B	$13B
S&P 500 Rank[3]	~#40	#137	#200

1. Pro forma 2018 estimates based on sales provided by each company; includes Rockwell Collins and excludes Otis and Carrier.
2. Net of intercompany eliminations.
3. Based on 2018 sales.

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 Strategic Rationale for Separation of Otis and Carrier  Capital structure and allocation flexibility to match individual business risk/return profiles  Greater focus drivesbetter results  Management incentives aligned with performance  Capital structure and allocation flexibility  Nimbler organizational and operating model supporting greater agilityImproved operating discipline with more granular focus  Performance incentives better aligned to the specific attributes of each business  Increased M&Aopportunity  Greater flexibility for standalone businesses to pursue portfolio enhancing M&A, supported by independent equity currencies  Broadening of investor base  Attract shareowners with distinct investment preferences  Strong financial profile  Three leading companies with scale, investment grade balance sheets and financial characteristics to drive growth and investment through cycles  27

Pro Forma Free Cash Flow Definition Reconciliation

Illustrative 2021 example	**2021**
Cash Flow from Operations	
Less: Capital Expenditures	
Free Cash Flow "Pro Forma"	**~$8B**
Add back: Contingency / Investment Flexibility	~$1.0B
Free Cash Flow "Pro Forma" excluding Contingency / Investment Flexibility	~$9.0B
Less: Aero Investing Cash Flow[1]	~($0.8B)
Add back: After Tax Net Interest Expense	~$1.0B
Less: Synergies Benefit	Net to ~$0
Add back: Cost to Achieve Synergies	
Add back: Other adjustments[2]	Net to ~$0.1B
S-4 Unlevered Free Cash Flow[3]	**~$9.3B**

Free Cash Flow

UTC Free Cash Flow Definition[4]

Disclosure: June 10, 2019 Merger Announcement Presentation

Includes:
- After Tax Net Interest Expense
- Synergies Benefit
- Cost to Achieve Synergies
- Contingency / Investment Flexibility

Excludes:
- Aero Investing Cash Flow[1]

Potential uses of cash informing contingency / investment flexibility:

- *Investment in future aerospace programs not yet launched (e.g., NMA)*
- *Timing of one-time costs related to UTC portfolio separation (portion of previously disclosed estimate of $2.5B - $3B total)*
- *Other future capital/restructuring requirements not yet projected as part of United Technologies or Raytheon forecasts*

S-4 Unlevered Free Cash Flow

Valuation Definition

Disclosure: S-4 filing, as amended

Includes:
- Aero Investing Cash Flow[1]

Excludes:
- After Tax Net Interest Expense
- Synergies Benefit
- Cost to Achieve Synergies
- Contingency / Investment Flexibility

Source: Form 425, filed with the SEC on September 5, 2019.

1. 'Aero investing cash flow' includes investment in the Pratt & Whitney company-owned spare engine pool, annual payments to Rolls Royce related to the V2500 program extending through June 2027, as well as other customer commitments
2. 'Other' category includes adjustments not itemized that relate to pension and tax.
3. Based on Morgan Stanley's calculation of Unlevered Free Cash Flow for UTC RemainCo and Raytheon as disclosed in the joint proxy statement/prospectus on Form 424B3, filed with the SEC on September 10, 2019; $9.3B is the sum of the stand-alone projections of Unlevered Free Cash Flow for UTC RemainCo and Raytheon set forth on pages 114 and 117, respectively, of the joint proxy statement/prospectus.
4. See Use and Definitions of Non-GAAP Financial Measures set forth in this Appendix.

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United Technologies Corporation reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP"). We supplement the reporting of our financial information determined under GAAP with certain non-GAAP financial information. The non-GAAP information presented provides investors with additional useful information, but should not be considered in isolation or as substitutes for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted net sales, organic sales, adjusted operating profit, adjusted net income, adjusted earnings per share (“EPS”), and the adjusted effective tax rate are non-GAAP financial measures. Adjusted net sales represents consolidated net sales from continuing operations (a GAAP measure), excluding significant items of a non-recurring and/or nonoperational nature (hereinafter referred to as “other significant items”). Organic sales represents consolidated net sales (a GAAP measure), excluding the impact of foreign currency translation, acquisitions and divestitures completed in the preceding twelve months and other significant items. Adjusted operating profit represents income from continuing operations (a GAAP measure), excluding restructuring costs and other significant items. Adjusted net income represents net income from continuing operations (a GAAP measure), excluding restructuring costs and other significant items. Adjusted EPS represents diluted earnings per share from continuing operations (a GAAP measure), excluding restructuring costs and other significant items. The adjusted effective tax rate represents the effective tax rate (a GAAP measure), excluding restructuring costs and other significant items. For the business segments, when applicable, adjustments of net sales, operating profit and margins similarly reflect continuing operations, excluding restructuring and other significant items. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company’s ongoing operational performance. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing UTC's ability to fund its activities, including the financing of acquisitions, debt service, repurchases of UTC's common stock and distribution of earnings to shareholders.A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this Appendix. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. When we provide our expectation for adjusted EPS, adjusted operating profit, adjusted effective tax rate, organic sales and free cash flow on a forward-looking basis, a reconciliation of the differences between the non-GAAP expectations and the corresponding GAAP measures (expected diluted EPS from continuing operations, operating profit, the effective tax rate, sales and expected cash flow from operations) generally is not available without unreasonable effort due to potentially high variability, complexity and low visibility as to the items that would be excluded from the GAAP measure in the relevant future period, such as unusual gains and losses, the ultimate outcome of pending litigation, fluctuations in foreign currency exchange rates, the impact and timing of potential acquisitions and divestitures, and other structural changes or their probable significance. The variability of the excluded items may have a significant, and potentially unpredictable, impact on our future GAAP results  Use and Definitions of Non-GAAP Financial Measures  29